FIELDPOINT PRIVATE SECURITIES, LLC

FINANCIAL REPORT
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fieldpoint Private Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Field Point Rd.
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Johnson 203-413-9300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

157 Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Christopher J. DeLaura___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fieldpoint Private Securities, LLC** as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Tara Ann Mulcahey
NOTARY PUBLIC
State of Connecticut
My Commission Expires 6/30/2025

_____
President
Title


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Fieldpoint Private Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fieldpoint Private Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditors since 2011. We have served as the Fieldpoint Private Bank and Trust's auditors since 2008.

New Haven, Connecticut
February 26, 2021

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

FIELDPOINT PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents		7,540,164
Receivable from clearing broker		214,770
Wealth management fees receivable		167,719
Equipment, furniture and software, net of accumulated depreciation		
and amortization of $229,758 (Note 2)		36,653
Deposit with clearing broker		100,175
Other assets		254,374
Total assets	$	8,313,855

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accrued commission expense	$	2,488,763
Due to parent (Note 3)		464,511
Accounts payable and accrued expenses		795,509
Total liabilities		3,748,783
Commitments and contingencies (Note 5 and Note 9)		
Member's capital (Note 11)		4,565,072
Total liabilities and member's capital	$	8,313,855

See notes to financial statements.

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business

Fieldpoint Private Securities, LLC (the "Company") is a registered broker-dealer and Securities and Exchange Commission ("SEC")-registered investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut. The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides investment advisory services and annuity and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In June 2011, the Company (then known as Nutmeg Securities, LLC) was purchased by Fieldpoint Private Bank and Trust Company (the "Parent") and became a single member LLC. In January 2012, Nutmeg Securities, LLC changed its name to Fieldpoint Private Securities, LLC.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

COVID -19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and cash equivalents

Cash and cash equivalents are recognized as cash equivalents in the statement of cash flows. For purposes of reporting cash flows, the Company considers short-term investments with original maturities of

NOTES TO FINANCIAL STATEMENTS
December 31, 2020, Continued

less than 90 days to be cash equivalents. The Company considers amounts held in money market accounts at banks to be cash equivalents. At December 31, 2020, there were no cash equivalents.

Deposit with clearing broker

Deposit with clearing broker primarily consists of a $100,000 good faith deposit maintained by the Company with its clearing broker.

Receivables from customers

At December 31, 2020, receivables from customers primarily consisted of amounts due from clearing broker, which included commissions revenue receivable and LIDS fees receivable, that totaled $214,723 and wealth management fees receivable that totaled $167,719. Receivables are short term and usually collected within 30 days.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

Income taxes

The Company is a wholly owned subsidiary of the Parent and is a member of a group that will file consolidated federal and state income tax returns, as applicable. In connection therewith, the Company and the Parent entered into a Tax Allocation Agreement (the "Agreement") effective January 1, 2018, under which each member of the group will adopt the separate return method of allocating current and deferred taxes as if the member was a separate taxpayer. The Company and the Parent have adopted the separate return method of allocating current and deferred taxes as their accounting policy.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statements of Fieldpoint Private Holdings, Inc. who is the taxpayer for income tax purposes. Under the terms of the Agreement, the Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to the Parent any related tax benefit or cost realized by the Parent, as a result of the Company's inclusion in the consolidated Fieldpoint Private Holdings, Inc. tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

The Company has no liabilities for material uncertain income tax positions at December 31, 2020.

Recent accounting pronouncements

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020, Continued

Financial Instruments (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP.

The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as collateralized financing arrangements (repurchase agreements and securities borrowing/ lending transactions) and receivables from customers, broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations or cash flows.

Note 2.   Equipment, Furniture and Software

At December 31, 2020 equipment, furniture and software consisted of the following:

Equipment and software	$	230,925
Furniture and fixtures		25,050
Leasehold improvements		10,436
		266,411
Less accumulated depreciation		(229,758)
Total	$	36,653

Note 3.   Related Party Transactions

At December 31, 2020, the Company had cash on deposit with the Parent totaling $2,641,640.

At December 31, 2020 the Company recorded a payable in the amount of $464,511 for certain expenses which were paid on behalf of the Company and not yet reimbursed to the Parent. This payable is included in due to parent in the statement of financial condition.

Note 4.   Income Taxes

There were no temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2020.

Note 5.   Commitments and Contingencies

Clearing Firm Agreement

The Company has entered into an agreement with its clearing broker/dealer (the "Clearing Firm Agreement") that includes cost reimbursement and certain early contract termination fees of $250,000 in the event the Company terminates the Clearing Firm Agreement.

The Company has no intention of terminating the Clearing Firm Agreement.

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020, Continued

Note 6.   Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) thereof, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 7.   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

During 2020, there was no individual customer that accounted for more than 5% of total revenue.

Note 8.   Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2020 and through the time the financial statements were issued on February 26, 2021 for potential recognition or disclosure in the financial statements.

Note 9.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital (as defined) of $3,411,448 which was $3,161,529 in excess of its required minimum net capital of $249,919. The Company's net capital ratio at December 31, 2020, was 1.10 to 1.

No differences existed between computations reported in the December 31, 2020 financial statements and the Company's original FOCUS filing as of December 31, 2020.